Via Facsimile and U.S. Mail
Mail Stop 4720

October 16, 2009

Mr. Mark Tucker
Group Chief Executive
Prudential plc
Laurence Pountney Hill
London EC4R OHH, England

Re: Prudential plc
Form 20-F for the Fiscal Year Ended December 31, 2008
File No. 001-15040

Dear Mr. Tucker:

        We have reviewed your August 24, 2009 response to our July 27, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. In your next response, please include the representations that were requested in our comment letter dated July 27, 2009, signed by an authorized officer of the company (as opposed to your legal counsel).

Operating and Financial Review and Prospects
Business Segment and Geographical Analysis by Nature of Revenue and Charges

(b) Investment return, page 148

2. Please refer to prior comment one. Please provide the information that you intend include in future filings in a disclosure-type format. As shown on pages 6 and 7 of your response letter, ensure that your revised disclosure quantifies the amounts of investment return amounts allocated between policyholders and shareholders for each period presented.

(c) Benefits and claims and movement in unallocated surplus of with-profits funds, page 150

3. Please refer to prior comment two. Please provide the information that you intend include in future filings in a disclosure-type format.   Ensure that your revised disclosure quantifies the fluctuations in investment return, movement in policyholder liabilities and movement in unallocated surplus for with-profit funds for each period presented, as well as the shareholders' profit after tax for the UK with-profits fund for each period presented, as shown on pages 12 and 15 of your response letter. Also, ensure that it explains the specific factors considered by the PAC Board of Directors in maintaining "close correlation" between these amounts for each period presented. For example, the £3.0bn "surplus for distribution" in 2008 appears to have been primarily due to the release of £4.8bn from the "unallocated surplus of with-profit funds," which decreased from £13.9bn to £8.4bn during the year. Please disclose the reasonably likely impact of this depletion in unallocated surplus on future surplus to be distributed to policyholders and shareholders.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant